December 19, 2018

Michael Behrens
CEO of Experiential Squared, Inc., Manager
My Racehorse CA LLC
250 W. First Street
Suite 256
Claremont, CA 91711

       Re: My Racehorse CA LLC
           Amendment No. 1 to Form 1-A
           Filed November 20, 2018
           File No. 024-10896

Dear Mr. Behrens:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 10, 2018 letter.

Amendment No. 1 to Form 1-A filed November 20, 2018

Offering Summary, page 2

1. In an appropriate place in this section, please revise your disclosure to clearly state that there will be no public market for these securities and that the only liquidity event available to investors is when the Underlying Asset in the series is retired (in 4-6 years) at which time investors may receive a return of capital, if any.
Manager, page 2

2. Please also revise to disclose that the Chief Executive Officer of your Manager, as your lender, may opt to convert the Dividend Participation Convertible Promissory Note into
 Michael Behrens
FirstName LastNameMichael Behrens
My Racehorse CA LLC
Comapany19, 2018 Racehorse CA LLC
December NameMy
December 19, 2018 Page 2
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FirstName LastName
         interests that remain unsold in this offering. In this regard, please explain to us how the conversion mechanism operates, as Exhibit 6.3 does not appear to specify a conversion rate at which such interests will be valued. Please also revise the disclosure of your
         "Principal Interest Holders" to reflect this beneficial ownership interest.
Use of Proceeds, page 3

3. We note your response to prior comment 8 and your indication that you intend to purchase insurance prior to the commencement of the offering. Please revise your disclosure to state as much, such as on pages 4 and 13.
Management Fee, page 5

4. Clarify here, as you do in your response to comment 9, the nature of the "revenue-
         generating events" that could give rise to Gross Proceeds. Please make similar changes where you reference Distributable Cash.
Risk Factors
If a market ever develops for the Interests..., page 15

5. Consistent with your response to comment 10, please remove this risk factor.
Management's Discussion and Analysis of Financial Position and Results of Operations, page 20

6. Because the narrative disclosure you provide here is that of the Company's, please ensure that your disclosure clearly states that investors in this offering are only purchasing membership interests in Series Palace Foal and, accordingly, have no rights or obligations to any of the other series interests you discuss here. Please also provide disclosure about the Series Palace Foal's Operating Results, Liquidity and Capital Resources and Plan of
         Operations. In this regard, clarify the Manager's plans if they are unable or unwilling to provide working capital advances to the Series Palace Foal in the future.
7. We note that you have received membership subscriptions of $216,475 for various LLC series as disclosed in Note 6 on page F-19 as compared to $162,980 disclosed on page 20.
         Please update your disclosures on page 20 to address the subscriptions offered and sold for The MRH Madaranas, MRH Sauce on the Side, and other LLC series subscriptions disclosed on page F-19.
Liquidity and Capial Resources, page 20

8. We reviewed your response to comment 14. As previously requested, please revise your disclosure to address the facts and circumstances that led your accountant's report containing substantial doubt about your ability to continue as a going concern and your plans to overcome the uncertainty. Please ensure the discussion provides a detailed picture of your cash needs along with constraints over the next 12 months and managements plans to alleviate such constraints.
 Michael Behrens
FirstName LastNameMichael Behrens
My Racehorse CA LLC
Comapany19, 2018 Racehorse CA LLC
December NameMy
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Financial Statements
Independent Auditor's Report, page F-11

9. The introductory opinion paragraphs should refer to the financial statements included in the filing. Please revise.
Notes to Financial Statements
General, page F-16

10. We reviewed your response to comment 2. You indicate that the profit participation note entered into on September 7, 2018 previously disclosed in the offering statement filed
         September 10, 2017 in the amount of $15,606 is disclosed on page 11. We are unable to locate the disclosure on page 11. Please advise.
11. Please disclose the terms and pertinent rights and privileges of the long-term debt outstanding at September 30, 2018. Please refer to ASC 470-10-50-5.
12. We note you did not adopt ASC 606 as of January 1, 2018. As such, it appears that you have elected to delay complying with new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the
         Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a)) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Issuers electing such extension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all accounting standards and may not elect to rely on this accommodation in any future filings. See Form
         1-A, Part F/S, General Rule (a)(3). Please provide a risk factor explaining that you have elected to delay complying with new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-
         Oxley Act of 2002 (15 U.S.C. 7201(a)) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers.
13. Please disclose the type of expenses included in cost of revenues and general and administrative expenses.
Property and Equipment, page F-17

14. We note you acquired approximately $177,000 in horse assets during the nine months ended September 30, 2018. We also note you recognized race winnings revenue of approximately $12,000. Please explain to us when you consider a horse to be placed in service and why no depreciation was recorded during the nine months ended September
         30, 2018.
15. We understand that the 51% interest in the Palace Foal asset was acquired through a down-payment by an affiliate of the Manager and a loan to the Company. Please explain
 Michael Behrens
My Racehorse CA LLC
December 19, 2018
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      to us why the Palace Foal purchase price is not reflected in the table of horse assets.
General

16. Please provide your analysis on whether Experiential Squared is offering an investment contract. In your response, please address investors' reliance on the management services provided by Experiential Squared to both the Company and to Series Palace Foal.
      You may contact Bill Thompson at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Guidry at 202-
551-3621 or Mara Ransom at 202-551-3264 with any other questions.



                                                             Sincerely,
FirstName LastNameMichael Behrens
                                                             Division of
Corporation Finance
Comapany NameMy Racehorse CA LLC
                                                             Office of Consumer
Products
December 19, 2018 Page 4
cc:       Christopher Tinen
FirstName LastName